SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DREAMS, INC.

(Exact name of registrant as specified in its charter)

Utah	87-0368170
(State of incorporation or organization)	(I.R.S. employer identification no.)

2 South University Drive, Suite 325, Plantation, Florida	33324
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: N/A

ITEM 1. Description of Registrant’s Securities to be Registered.

Listing

This Form 8-A is being filed in connection with the listing of our common stock on the American Stock Exchange. Our symbol on the American Stock Exchange is “DRJ”. Prior to the effective date of the listing of our common stock on the American Stock Exchange, our common stock traded on the OTCBB under the symbol “DRMN.OB”.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. The following summary of the terms of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions in our articles of incorporation and bylaws, which are included as exhibits hereto, and the provisions of applicable law.

Common Stock

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. We have never paid any cash dividends with respect to our common stock. Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of our common stock are not be entitled to preemptive rights, and our common stock is not subject to conversion or redemption. In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of any outstanding preferred stock to prior distribution.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our 10,000,000 authorized shares of preferred stock may be issued in one or more series without further shareholder authorization, and our board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations between these series. If we issue preferred stock, it would likely have priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation, and we may be obligated to repurchase or redeem any such preferred stock. Our board of directors can issue preferred stock without the further approval of our common stockholders. Any preferred stock we issue may have voting and conversion rights which could adversely affect the rights of holders of our common stock. We do not have any present plans to issue any shares of preferred stock.

ITEM 2. Exhibits.

3(i)(a)	Articles of Incorporation (1)

3(i)(b)	Articles of Amendment to the Articles of Incorporation (2)

3(i)(c)	Certificate of Amendment to the Certificate of Incorporation (3)

3(ii)	Bylaws (1)

(1)	Filed with the Company’s Form 10-SB dated September 7, 1999, and incorporated by this reference.
(2)	Filed with Company’s SB-2 File No. 333-122385 dated April 4, 2005, and incorporated by this reference.
(3)	Filed with the Company’s Form 8-K on January 29, 2007, and incorporated by this reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

DREAMS, INC.

Date: April 12, 2007	By:	/S/ Ross Tannenbaum
Ross Tannenbaum Chief Executive Officer